06006604

SECURITIE[S AND EXCHANGE COMMISSION]
Washington, D.C. 20549

AB 3/27/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 52942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanford C. Bernstein & Co. , LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wiegand **(914) 993-2494**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Edward Farrell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sanford C. Bernstein & Co., LLC as of December 31, 2005 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public

KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified in Queens County
Commission Expires Sept. 3, 2006

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Member's Equity
(x) Statement of Cash Flows
( ) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Computation of Net Capital
(x) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(x) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-
(x) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

KPMG

SANFORD C. BERNSTEIN & CO., LLC

(an indirect wholly-owned subsidiary of
AllianceBernstein L.P., formerly Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors and Member
Sanford C. Bernstein & Co., LLC:

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC (the Company, an indirect wholly-owned subsidiary of AllianceBernstein L.P., formerly Alliance Capital Management L.P.) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2006

SANFORD C. BERNSTEIN & CO. LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2005

(in thousands)

ASSETS

Cash and cash equivalents	$ 136,025
Securities and cash segregated under Federal and other regulations	1,720,809
United States Treasury Bills, at market value (including securities pledged as collateral of $16,908) (cost of $16,692)	16,908
Receivables:	
Brokers and dealers	1,993,197
Customers	437,056
Affiliates	10,035
Officers	10,017
Exchange memberships, at cost (market value of $3,599)	1,213
Other assets	23,783
Total assets	**$ 4,349,043**

LIABILITIES AND MEMBER'S EQUITY

Payables:	
Brokers and dealers	$ 990,742
Customers	2,924,143
Officers	4,288
Due to Parent	198,699
Accrued compensation	5,974
Accrued expenses and other liabilities	36,283
Total liabilities	**4,160,129**
Commitments and contingencies	
Member's equity	188,914
Total liabilities and member's equity	**$ 4,349,043**

(1) Organization and Description of Business

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein", the Parent, formerly known as Alliance Capital Management L.P.), which is ultimately owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business including the assets and liabilities of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein"). The Company is a member of the New York Stock Exchange Inc. ("NYSE"), and it provides self-clearing brokerage services in United States markets and investment management and custodial services to both individual and institutional customers. The Company derives a significant portion of its revenues and incurs allocated expenses from affiliates in performing these services. See **Note 8** "Related Party Transactions" for a discussion of related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with average maturities of three months or less.

(c) Securities Transactions

Customers' securities transactions are reported on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition. Principal securities transactions are recorded on a trade date basis.

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*." Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(d) Income Taxes

The Company is a single member LLC which is treated as a disregarded entity by its Parent for tax purposes. Its Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent is subject to a 4% New York City unincorporated business tax ("UBT"). All payments of the UBT are made by the Parent and are included in due to parent in the accompanying statement of financial condition. The Company periodically makes payments to its Parent with respect to this account throughout the year.

(e) Exchange Memberships

Exchange memberships are recorded at cost on the statement of financial condition. Management tests exchange memberships for impairment when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. During 2005, three New York Stock Exchange Memberships were sold resulting in proceeds received of $7,420. The Company presently owns one New York Stock Exchange membership and one Chicago Stock Exchange membership with an original combined cost basis of $1,213. Based on the latest sales price available as of December 31, 2005, these memberships have a fair value of $3,599.

(f) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities and cash segregated under Federal and other regulations, United States Treasury Bills and receivables are carried at fair value or contract amounts, which approximate fair value, due to their short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

(g) Option Plans

For the year ended December 31, 2005, there were no new grants or outstanding option awards for employees of the Company.

(in thousands)

(h) Dividends Paid to Parent

It is the Company's intention to distribute to the Parent the majority of the net income earned each year and other amounts as directed by the Parent, subject to certain regulatory net capital requirements and restrictions.

(3) Securities and Cash Segregated under Federal and other Regulations

As of December 31, 2005, United States Treasury Bills of $1,720,759 (cost of $1,720,245) were segregated under Federal and other regulations and $50 cash was segregated in special reserve bank custody accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) United States Treasury Bills

As of December 31, 2005, United States Treasury Bills of $16,908 (cost of $16,692) were pledged as collateral with clearing organizations.

(5) Receivable from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2005 consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,965,999	$ 976,985
Receivable/payable on unsettled trades	13,403	7,877
Securities failed-to-deliver/receive	13,795	5,880
	$ 1,993,197	$ 990,742

(6) Commitments and Contingencies

On July 26, 2005, the National Association of Securities Dealers, Inc. ("NASD") notified the Company and a research analyst of the Company that the NASD enforcement staff was considering recommending that proceedings be commenced against the Company and the analyst (this notification typically is called a "*Wells* Notice"). The analyst had written research reports that announced the suspension of the Company's and the analyst's coverage of certain securities, and the analyst subsequently sold personal holdings in the same securities. Prior to joining the Company, the analyst received the securities as compensation while employed by the issuers of those securities. The NASD claims that the Company and the analyst violated NASD rules that restrict personal trading by research analysts. The Company reached an agreement with the NASD to resolve any claims involving the Company, and AllianceBernstein, the Company's parent, recorded a $350 thousand charge against third quarter 2005 earnings in connection therewith. Claims involving the analyst were also resolved.

(in thousands)

On July 26, 2005, the New York Stock Exchange, Inc. ("NYSE") gave a *Wells* Notice to each of approximately 20 member firms, including the Company, claiming that the firms violated NYSE rules by failing to properly identify certain short sale transactions as short sales in Electronic Blue Sheet submissions. For the Company, the *Wells* Notice relates to submissions in 2003 and prior periods affected by a coding problem in an electronic reporting system. That problem was corrected in September 2003, shortly after it was identified. Since that time, the Company believes that it has been operating in compliance with NYSE regulations relating to Electronic Blue Sheet submissions. On September 26, 2005, the Company entered into a Stipulation of Facts and Consent to Penalty with the NYSE, which was approved. AllianceBernstein, the Company's parent, recorded a $150 thousand charge against third quarter 2005 earnings in connection with this matter.

The resolution of the regulatory matters described above were disclosed in a Current Report on Form 8-K that AllianceBernstein filed on October 14, 2005, and a Quarterly Report on Form 10-Q that AllianceBernstein filed on November 4, 2005.

The Company is involved in various administrative proceedings, litigation and other inquiries, some of which allege substantial damages. While any proceeding or litigation has the element of uncertainty, the Company believes that the outcome of any one of the lawsuits or proceedings that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

(7) Profit Sharing Plan

The Parent maintains a qualified profit sharing plan covering all eligible regular employees of the Company. Participants are permitted, within limitations imposed by tax law, to make pre-tax and after-tax contributions to the plan. Contributions for the Company's employees are limited to the maximum amount deductible for federal income tax purposes.

(8) Related Party Transactions

Payables to officers represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts, and as such is liable to the Parent for this service. The Company collects investment management fees from its customers and remits the full amount of these fees to the Parent. Included in both the balance of receivables from customers and due to Parent as of December 31, 2005 was $19,483 of investment management fees.

Due to the parent also includes a $150,000 outstanding loan to the Company as of December 31, 2005. The interest rate, at the option of the Parent, is a floating rate based on the federal funds rate. In 2005, the weighted average interest rate on the loan was 3.23%. The related payable on this loan as of December 31, 2005 was $5,395.

(in thousands)

The Company maintains an introducing broker agreement with Sanford C. Bernstein Limited ("SCBL"), an affiliate located in the United Kingdom. Accordingly, the Company receives from SCBL a percentage of the revenues generated by executions of European securities by SCBL for the Company's customers. Receivables from affiliates as of December 31, 2005 included $8,779 due from SCBL.

At times, the Company holds an investment in a money market fund managed by Federated Investors, Inc. This investment amounted to $119,000 as of December 31, 2005 and is recorded in cash and cash equivalents.

(10) Net Capital Requirement

As a broker-dealer and member of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital, as defined, equal the greater of $1,000 or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2005, the Company had net capital of $146,415 which was $120,122 in excess of the minimum net capital requirement of $26,293.

Advances, dividend payments to the Parent and other equity withdrawals by the Company are restricted by the regulations of the SEC, NYSE and other securities agencies.

(11) Risk Management

(a) *Customer Activities*

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities trades, which may expose the Company to off-balance sheet risk to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material effect upon the Company's financial condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with the Company's security borrowing and lending arrangements, which constitute the majority of the receivables from and payables to brokers and dealers, the Company enters into collateralized agreements which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Member of
Sanford C. Bernstein & Co., LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Sanford C. Bernstein & Co., LLC (the Company, an indirect wholly-owned subsidiary of AllianceBernstein L.P., formerly Alliance Capital Management L.P.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required under Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

We did not review the practices and procedures followed by the Company: (i) in making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act (CEA) and the regulations thereunder, and the segregation of funds based upon such computations; and (ii) in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customers' commodities accounts, including foreign futures and foreign options customers, or handle commodities transactions for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and

of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEA and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the New York Stock Exchange, Inc., the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006